UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista reports 375.2 MMboe of P1 reserves, implying a 323% reserves replacement ratio

Mexico City, February 18, 2025 – Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) reported today its estimated and certified proved (“P1“) oil and gas reserves as of December 31, 2024, reflecting an 18% increase year-over-year, reaching a total of 375.2 million barrels of oil equivalent (“MMboe”). Additions to P1 reserves totaled 82.2 MMboe, implying a reserves replacement ratio of 323%. The certified proved oil and gas reserves at Bajada del Palo Oeste, Vista’s flagship project, were estimated at 242.3 MMboe.

“During 2024, we made solid progress at our Vaca Muerta development hub. The growth in our proved reserves, a solid reserves replacement ratio and 15-year reserve life reflect the quality of our acreage and our ability as operators to deliver long-term value to our shareholders,” commented Miguel Galuccio, Vista’s Chairman of the Board and CEO.

P1 reserves breakdown

The table below shows the certified P1 reserves breakdown. The Company has booked 400 proved well locations, of which 156 are booked as proved developed and 244 as proved undeveloped.

Proved reserves breakdown by type (MMboe)	2024	2023	▲ y/y (MMboe)	▲ y/y (%)
Proved developed reserves	129.2	88.7	40.5	46%
Oil	109.1	72.7	36.4	50%
Natural Gas	20.1	16.0	4.1	26%
Proved undeveloped reserves	246.0	229.7	16.3	7%
Oil	213.5	196.8	16.6	8%
Natural Gas	32.5	32.9	-0.4	-1%

Total proved reserves	375.2	318.5	56.7	18%

Considering a total production of 25.5 MMboe for 2024, the implied P1 reserves life is 14.7 years, as shown below:

Reserves replacement ratio	Oil (MMbbl)	Natural Gas (MMboe)	Total (MMboe)
Proved reserves YE 2023	269.6	48.9	318.5
(-) Production	(22.2)	(3.3)	(25.5)
(+) Additions	75.2	7.0	82.2

Proved reserves YE 2024	322.6	52.7	375.2

Reserves replacement ratio	339%	214%	323%

Reserves life (years)	14.5	16.1	14.7

The table below shows the certified P1 reserves breakdown by concession:

Proved net reserves by concession	Oil (MMbbl)	Natural Gas (MMboe)	Total (MMboe)
Bajada del Palo Oeste	206.6	35.6	242.3
Bajada del Palo Este	67.5	5.8	73.4
Aguada Federal	38.7	6.4	45.1
CS-01	7.4	2.4	9.8
Entre Lomas Rio Negro (1)	0.7	1.2	2.0
Jagüel de los Machos (1)	0.4	0.3	0.8
25 de Mayo–Medanito Sudeste (1)	0.5	0.1	0.6
Aguila Mora	0.4	0.1	0.5
Acambuco	0.1	0.5	0.5
Entre Lomas Neuquén (1)	0.1	0.1	0.2
Charco del Palenque (1)	0.1	0.0	0.1
Jarilla Quemada (1)	0.0	0.0	0.0
Coirón Amargo Norte	0.0	0.0	0.0
Bandurria Norte	0.0	0.0	0.0

Total	322.6	52.7	375.2

(1)

Transferred Conventional Assets operated by Aconcagua as of March 1, 2023. Under the agreement, Vista is entitled to 40% of crude oil production and reserves and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets.

Production

	Q4-24	Q3-24	Q4-23	▲ y/y	▲ q/q	2024	2023	▲ y/y
Total (boe/d)	85,276	72,825	56,353	51%	17%	69,660	51,149	36%
Oil (bbl/d)	73,491	63,499	48,469	52%	16%	60,418	43,313	39%
Natural Gas (MMm3/d)	1.81	1.42	1.19	52%	27%	1.42	1.18	20%
NGL (boe/d)	432	414	409	6%	4%	300	418	(28)%

The average production during Q4 2024 was 85,276 boe/d, a 17% increase quarter-over-quarter, driven by the tie-in of 25 wells between mid-August and early December 2024. Crude oil production reached 73,491 bbl/d during Q4 2024, reflecting a 16% sequential increase. Natural gas production during Q4 2024 was 1.81 MMm3/d, a 27% increase over the previous quarter.

Total production for 2024 averaged 69,660 boe/d, a 36% year-over-year increase. Interannual production growth reflects strong performance of shale oil development and activity ramp-up, having tied-in 50 new wells during 2024. Crude oil production was 60,418 bbl/d in 2024, representing a 39% interannual increase.

Bajada del Palo Oeste

The estimated and certified P1 oil and gas reserves at Bajada del Palo Oeste were 242.3 MMboe as of December 31, 2024, representing a 9% increase from year-end 2023. The increase was mainly driven by increased activity and strong well productivity results. The Company tied-in 34 new wells during 2024, resulting in a total of 258 booked P1 locations.

Bajada del Palo Este

The estimated and certified P1 oil and gas reserves at Bajada del Palo Este were 73.4 MMboe as of December 31, 2024, representing an 83% increase from year-end 2023. The increase was mainly driven by increased activity and strong well productivity results. The Company tied-in 13 new wells during 2024, resulting in a total of 64 booked P1 locations.

Aguada Federal

The estimated and certified P1 oil and gas reserves at Aguada Federal were 45.1 MMboe as of December 31, 2024, representing a 15% increase from year-end 2023. The Company tied-in 3 new wells during 2024, resulting in a total of 74 booked P1 locations.

P1 reserves valuation

The estimate of future net cash flows attributable to Vista’s interests in the certified P1 reserves as of December 31, 2024, evaluated in accordance with the regulations of the United States Securities and Exchange Commission (“SEC”) and discounted at 10% per annum, amounted to 4,032 $MM in 2024.

In accordance with the regulations set forth by the SEC, future net cash flows were calculated by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date reported, less the estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves. Future net cash flows were then discounted using a factor of 10% per annum.

For the Argentina assets, the proved reserves as of December 31, 2024, were calculated using a price of 69.4 $/bbl for oil, 25.7 $/boe for LPG and 2.9 $/MMbtu for natural gas, in accordance with SEC regulations. For CS-01 block, in Mexico, the proved reserves as of December 31, 2024, were calculated using a price of 61.5 $/bbl for oil, and 2.8 $/MMbtu for natural gas, in accordance with SEC regulations.

The estimated certified future net cash flows attributable to Vista’s interests in the P1 reserves, as of December 31, 2024, are summarized below:

Future net cash flows (Cumulative $MM)	Undiscounted	Discounted at 10% p.a.
Proved developed	3,402	2,231
Proved undeveloped	4,447	1,801

Total proved	7,849	4,032

Definitions and Methodology

•

The information included herein regarding estimated quantities of proved reserves is derived from estimates of the proved reserves as of December 31, 2024, from the reports dated January 27, 2025, prepared by DeGolyer and MacNaughton for Vista’s concessions located in Argentina and Mexico.

•

According to SEC regulations, proved reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with “reasonable certainty” to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.

•	Oil includes crude oil and condensate, C5+ and NGL; NGLs represent less than 1% of total reserves of the Company.

•	Units:

•	$MM: million U.S. Dollars

•	Bbl: barrels

•	Boe: barrels of oil equivalent

•	MMm[3]: million cubic meters

•	MMboe: million barrels of oil equivalent

•	MMBtu: million British thermal units

•	P1: proved reserves

•	Conversion metrics:

•	1 cubic meter of oil = 6.2898 barrels of oil

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent

•	Note on the tables of this document. Totals in tables might not add-up to the components of the individual lines due to rounding.

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s annual report filed with the SEC on Form 20-F and other applicable filings with the SEC and Vista’s latest annual report available on the Mexican Stock Exchange’s (Bolsa Mexicana de Valores, S.A.B. de C.V.) website: www.bmv.com.mx, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) website: www.gob.mx/cnbv and our website: www.vistaenergy.com.

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 8647 0128

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2025

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer